Mail Stop 3561

May 5, 2006

<u>By Facsimile and U.S. Mail</u>

Mr. Vincent Russo
Chief Accounting Officer
Phillips-Van Heusen Corporation
200 Madison Avenue
New York, New York 10016

> **Re:** **Phillips-Van Heusen Corporation**
> **Form 10-K for the year ended January 30, 2005**
> **Filed April 14, 2005**
> **File No. 1-07572**

Dear Mr. Russo:

We reviewed your response to our prior comment on the above referenced filing as set forth in your letter dated April 21, 2006. Our review resulted in the following accounting comments.

<u>Form 10-K for the Year Ended January 30, 2005</u>

1. We note your response to comment one of our letter dated March 30, 2006. It is not clear why you have included the Calvin Klein retail operations as part of the Calvin Klein Licensing segment in 2003 and as part of the Retail Apparel segment in 2004 and 2005. Please revise or advise.

2. We note your response to comment one of our letter dated March 30, 2006. It does not appear as if you have properly aggregated the dress shirt group with the wholesale operations. You note in your response that the dress shirt group is a mature business whereas some of the sportswear business represents less mature and faster growing businesses. You also note that there have been significant investments made in certain of the sportswear businesses and that changes in consumer attitudes towards more formal and casual clothing can have significant impacts on the individual business involved. We also note that in many cases the dress shirt group has exhibited superior gross profit and net income margins than that of the businesses in the wholesale group as a result of the aforementioned factors such as the maturity of the business, lack of significant new investment

and changes in consumer tastes. Please revise your disclosures to separately present the dress shirt group as a reportable segment.

3. We note your response to comment one of our letter dated March 30, 2006. It does not appear as if you have properly aggregated Izod sport with the other sportswear group businesses. This business appears to be more profitable than the other businesses in the group both at the gross margin and net income level. Further, it appears that the projected growth in sales of 18.6% for the next three years will be significantly better than the sales growth for Van Heusen Sport, which you refer to as a mature division. We also note that Arrow Sport has had better sales growth but operates with lower percentage margins. Please revise your disclosures to separately present Izod wholesale as a reportable segment.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comments and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H. Christopher Owings, Assistant Director at (202) 551-3725.

Sincerely,

Michael Moran, Esq.
Branch Chief